UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 10, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Operating and Financial Review and Prospects of Nebius Group N.V. (the “Company”) for the First Half of the Years 2025 and 2024.

Furnished as Exhibit 99.2 to this Report on Form 6-K are the Unaudited Condensed Consolidated Financial Statements of the Company as of and for the six months ended June 30, 2025.

Furnished as Exhibit 99.3 to this Report on Form 6-K is a copy of the Clawback Policy of the Company.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Operating and Financial Review and Prospects of Nebius Group N.V. (the “Company”) for the First Half of the Years 2025 and 2024
99.2	Unaudited Condensed Consolidated Financial Statements of the Company as of and for the six months ended June 30, 2025
99.3	Clawback Policy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: September 10, 2025	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel